Filed by Exelis Inc.

Commission File No. 001-35228

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No. 001-35228

Employee Questions & Answers

May 7, 2015

The following Questions and Answers (Q&A) provide information related to the Harris acquisition announcement. While we are committed to keeping Exelis employees informed, securities laws and the rules of the Securities and Exchange Commission (SEC)

strictly regulate communications about transactions of this nature, including  communications to you as our employees and potential shareholders. Due to these regulations, answers to employee  questions must be provided through the Employee Q&A on our transition website, https://one.exelisinc.com/transition , and though  public filings with the SEC, which will be accessible via hyperlink from the transition website,

as well. General

1. Why is Exelis being acquired by Harris?

The two companies complement each other in numerous ways and –  together –the world?class workforces of Harris and Exelis can provide enhanced value for our customers and shareholders, and exciting opportunities for our employees. The primary strategic rationale  is the creation of a world?leading networks and C4ISR company, totaling over $8 billion in revenue, with highly complementary and leading positions in tactical communications and soldier  systems,

mission?critical network design and operation, ISR and data analytics,  and electronic warfare and mission electronics. We expect to see

significant cost synergies from the combined entity, which will drive increased competitiveness, profitability  and value to customers.

The newly?combined cadre of 23,000 employees will improve value to customers through greater innovation,

performance and

affordability. 2. Do Exelis and Harris have complementary company values?

Yes, Exelis’ values of Respect, Responsibility, and Integrity align  with Harris’ core values of: Integrity –in our words and actions; Excellence – in everything we do; Customers – exceeding  expectations; Results –focused on driving business growth, shareholder returns and rewarding performance; Innovation –demonstrating initiative and creative  thinking; and Inclusion – embracing diverse ideas and talent.

3. Where can I get updates about the acquisition?

Exelis is committed to communicating with you frequently and timely  throughout the transaction and subsequent transition.

In this Q&A,we’ve provided you with information on pertinent  topics based on what we know today. We will continue to update

you throughout this process through ongoing communications. We’ve setup a page on One.Exelis where  resources and information

will be available to all employees. You can find that at: https://one.exelisinc.com/transition.

4. Will this transaction make us more competitive?

Yes, the acquisition is attractive to both Exelis and Harris  because it will position us to deliver broader and more valuable solutions to our customers.

5. What will happen to the Exelis name, and its subsidiary  brands?

The combined company will be named Harris Corporation. That being  said, we have a number of strong and well?

respected legacy

brands. Some of these brands will continue to be used for our product and service offerings.

6. If someone from the media approaches me with questions on  the acquisition, what should I do?

If reporters, editors, commentators or other members of the media  contact you about this announcement, per

Exelis policy, you

should not comment. Instead, please refer all media inquiries to  David Albritton, Exelis Vice President & Chief

Communications

Officer, david.albritton@exelisinc.com.

7. What can I say to friends, colleagues and family about the acquisition?

You may speak openly about the transaction and the information you’ve been provided as long as it is in the public domain. Some employees may be privy

to inside information and in which case they need to keep that information confidential, as always.

8. I’ve seen press releases from various law firms announcing  that they have filed law suits or are “investigating”

the Exelis/Harris agreement? Should I be concerned? Is there some  indication of wrongdoing?

When public companies like Harris and Exelis announce mergers,  acquisitions, or other transactions, plaintiffs’

attorneys regularly

issue news releases that, at base, attempt to solicit shareholders  to file litigation. Such litigation typically challenges the deal’s terms,

including price, the process by which those terms were reached, or disclosures related to the deal. The  agreement reached between

Harris and Exelis was extensively negotiated by both parties and was approved unanimously by the Boards  of

Directors of both

companies. We believe the agreement will benefit our employees, customers, and shareholders, and we intend  to vigorously defend

any litigation brought against the company.

9. Are we permitted to speak with Harris employees about the acquisition?

There are multiple requirements that govern the actions of employees  from companies that are in the process of going through

regulatory approval for a pending acquisition. At this time, it is  best to avoid conversations with Harris employees outside the

normal course of business. It is important that we remain compliant  with all regulations which prohibit Harris and Exelis as acting as a single entity prior to regulatory approval.

10. Does Harris intend to acquire all of Exelis? (NEW)

Yes. Harris intends to acquire Exelis in total. Exelis will become a wholly?owned subsidiary of Harris at the close of the transaction.

Employment/Career Opportunities

1. Should I be doing anything differently with my current job?

At this time, it’s business as usual. Given the timeline for completion of this transaction and the work that will be involved with the transition, it is anticipated that there will be little change  in 2015. We appreciate in advance your continued commitment to serving our customers with the highest possible standards.

2. Am I eligible to apply for other positions in Exelis and  Harris?

Prior to the completion of the transaction you may continue to  apply for open positions and internal moves within

Exelis. After the transaction is complete if you would like to  be considered for open roles across Harris, you will be able to apply for available positions on Harris’ external job board: http://harris.com/careers. If applying through this channel, please inform your  supervisor and human resource representative so that you will be identified and treated as an internal candidate. Harris does  have an internal job posting system which will be available to employees in 2016.

3. Will Harris recognize my years of Exelis service post?close?

Harris plans to recognize all “years of service” that Exelis recognizes today, based on its own  service recognition rules, for eligibility and vesting purposes in Harris’s employee benefit plans.  In other words, should Exelis recognize that you have

14 years of service under its service recognition rules, Harris  will recognize the same 14 years as “Harris service.”

4. If I worked for Harris previously, will Harris bridge my  service?

The decision to bridge service for employees who previously worked  for Harris will be determined and communicated by Harris.

5. Will Harris close any of the current Exelis office  locations?

Decisions around office closures or consolidations will be made by  Harris after the transaction is complete. Exelis/Harris will work closely with impacted employees to keep them informed.

6. Is this a TUPE event for UK employees?

No, due to the structure of the transaction, this is not a  TUPE event for UK employees.

7. Will more jobs be available as a result of this  acquisition?

The availability of new jobs will be based on business needs  for the combined Harris/Exelis organization. While the total number of roles across the organization will likely not increase, we do anticipate a much broader set of opportunities for career growth being available for  both Exelis and Harris employees. A team is working now to ensure processes are in place at the time of close to  allow all employees to apply for roles across the combined business.

8. Will jobs be eliminated because of the acquisition?

As part of the process of bringing two organizations together, there will be an evaluation of requirements for the new structure.

We do anticipate that in a limited number of areas there will  be roles and/or functionality that will not be required in the future state, predominantly where both Exelis and Harris have teams today.

These determinations will be made as quickly as possible and will be communicated to impacted employees along with their options

Pay, PTO, Pension and Benefits

1. Are there any anticipated changes to the Salaried Retirement Plan and the scheduled sunset date of December 31, 2016?

No. Harris has agreed to maintain the current SRP through its  scheduled sunset date of December 31, 2016.

2. Will the acquisition impact the Exelis retiree medical  programs?

Harris will assume ownership of the Exelis retiree medical programs  when the merger is complete. At this time there are no changes contemplated for these plans and you will hear directly from Harris should any modifications be made to these programs.

3. Will my benefits be impacted by the acquisition?

Between now and formal closing of the acquisition, it’s business  as usual and your pay and benefit programs will continue as currently planned and will not be impacted by this transaction. At  this time no action is required by you related to your benefits and it is anticipated that Exelis employees will remain in their  current plans through year end. Harris provides benefits similar to what Exelis offers, including 401(k) savings, health, prescription, dental, employee life, spousal life, dependent life, travel accident and accidental death and dismemberment insurance coverage programs, short?  and long?term disability, employee assistance,

work?life planning, a suite of voluntary benefits, and annual holiday  and vacation eligibility. Additional information regarding the benefits transition process will be communicated closer to the  completion of the transaction.

4. Will the holiday schedule change? Will unused PTO/floating holidays  be honored following the completion of the transaction?

Between now and formal closing of the acquisition, it’s business  as usual and policies around holidays and PTO will continue as currently planned and will not be impacted by this transaction.

Additional information regarding the benefits transition process will be  communicated closer to the completion of the transaction.

5. Will union contracts and benefits change?

Harris will honor all collective bargained agreements in place at  the time of the acquisition. Any future changes will be subject to the collectively bargained process.

6. Can I continue to participate in my tuition reimbursement program?

Commitments under Exelis?sponsored tuition reimbursement programs, policies and processes will continue to be honored “as?is”

according to the terms of those programs, policies and processes  until further notice.

7. Should I proceed with my Exelis performance review ??  Partnership for Performance (PfP)?

Yes, you should continue the PfP process for 2015 by reporting  on 2014 goals in myHR and completing your 2015 PfP and goals in

Workday. You will have an opportunity to update goals in the  mid?year interim review.

8. How will Paid Time Off policies be impacted by the  acquisition? (NEW)

Currently, Harris and Exelis have a number of different vacation  and paid time off (PTO) policies across different business units.

Employee retention is a key ingredient to the success of the  combined business, and as such, the various vacation and PTO policies at Harris and Exelis will be evaluated carefully as part of  the integration process.

9. Can you provide more details on the transition plan for  employee benefits? (NEW)

Harris provides benefits similar to what Exelis offers and intends to keep employees on their current employee benefit plans until year?end. While Harris understands that employees are eager to receive more detailed information, Harris has not yet finalized decisions on the specifics of the benefit offerings for 2016. Around closing or shortly thereafter, Harris anticipates being able to provide a general overview of the employee benefits that would be available in 2016, along with a timeline for when employees can expect to receive more detailed information.

10. If my position is eliminated as part of the transition  during 2015, will this impact my retirement or pension plan eligibility?

(NEW)

If your position is eliminated in 2015 and you are terminated  as an Exelis employee, your eligibility and benefit service under the

Exelis Salaried Retirement Plan (SRP) will also end. This would be the same as if your employment with Exelis terminated for any other reason. If at that time you are eligible to retire  and receive your Exelis pension, you may begin doing so. The elimination of your position will not alter the benefits that you  are entitled to under the SRP.

Transition Activities

1. What will be the timeline and activities involved in the  transition to Harris?

While Harris has announced the signing of a definitive agreement to  acquire Exelis in a cash?and?stock transaction, the transaction is still subject to regulatory approvals, customary closing  conditions and approval by Exelis shareholders.

Exelis shareholders have been provided information and ballots to cast  their votes regarding the transaction and the

Special Shareholders Meeting at which the votes will be tallied is  set for May 22, 2015. All of that work will take place over the coming months and we expect the acquisition to close in  June 2015. Employees who work in staff functions and business management roles may be asked meet multiple objectives in the  spirit of meeting current business requirements and supporting acquisition?related activities.

2. Now that we’re getting closer to June, how should I interact with Harris?

Both Harris and Exelis will continue to operate as separate companies and competitors until the transaction is closed. Interaction with Harris that is part of the normal course of business,  unrelated to the acquisition or integration planning, remains appropriate.

However, any interaction with Harris for the purpose of integration  planning or otherwise related to the acquisition should be limited to the Integration Management Office and integration project teams. At this time, day?to?day activities will remain the same until time of close. Organizational changes that may affect day?to?day activity will be communicated to employees throughout the transition process as appropriate.

3. How do I handle situations prior to the completion of the  acquisition where Exelis and Harris compete?

Exelis and Harris will remain two separate companies until the  transaction formally closes. Therefore you should proceed with business as usual. Further information and instructions will be  forthcoming regarding this question.

4. Will Harris transition Exelis to its financial, HR, etc.  systems/tools once the transaction is complete? If so, will training be provided?

Transition planning will begin shortly under the direction of Exelis Headquarters. Until closing, however,  employees should continue “business as usual,” and any future transition  in work tools or systems will be communicated directly when appropriate.

5. Is Harris headquarters moving to Virginia?

While no decision has been made to move Harris headquarters, the Harris Integration Management Office, in conjunction with their senior leadership are evaluating potential headquarter locations that would be optimal for internal and external stakeholders.

6. What is the anticipated closing date for this acquisition? What  is the estimated timeframe for completion of the acquisition?

(NEW)

The close will likely take place in June 2015, pending shareholder approval and regulatory approval. Harris anticipates full integration to be complete within two years of close.

Please remember that if reporters, editors, commentators or other members of the media contact you about this announcement, per

Exelis policy, you should refer those inquiries to David Albritton,  Exelis’ Vice President & Chief Communications Officer,

david.albritton@exelisinc.com .

###

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This communication contains “forward?looking” statements within the meaning of Section 21E of the Securities Exchange

Act of 1934, as amended, and the Private Securities Litigation  Reform Act of 1995, known as the PSLRA. These statements,

as they relate to Exelis and Harris, the management of either  such company or the proposed transaction between Exelis and

Harris, involve risks and uncertainties that may cause results to  differ materially from those set forth in the statements.

These

statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward?looking statement can be guaranteed, and actual  results may differ materially from those projected.

Exelis and Harris undertake no obligation to publicly update any  forward?looking statement, whether as a result of new information, future events or otherwise, except to the extent required  by law. Forward?looking statements are not historical facts, but rather are based on current expectations, estimates,  assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,”

“plans,” “expects,” “projects,” “future,”  “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,”

“continue,” “guidance,” and similar expressions to identify  these forward?looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could  differ materially from the results contemplated by these forward?looking statements due to a number of factors, including: the  risk that the businesses will not be integrated successfully;

the risk that the cost savings and any other synergies from  the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult  to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the  transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Exelis and the failure to satisfy various  other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to  time in Exelis’ and Harris’ respective reports filed with the SEC,

including Exelis’ Annual Report on Form 10?K for the year  ended December 31, 2014 (as amended by Annual Report on

Form 10?K/A filed on April 6, 2015), and Harris’ annual report  on Form 10?K for the year ended June 27, 2014 and quarterly reports on

Form 10?Q for the quarters ended September 26, 2014, and January  2, 2015, in each case, as such reports may have been amended.

This document speaks only as of its date, and Exelis and  Harris each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, Harris has filed with the SEC, and the SEC has declared effective, a Registration

Statement on Form S?4 (Reg. No. 333?202539), containing a proxy  statement/prospectus regarding the proposed merger. SHAREHOLDERS OF EXELIS ARE ENCOURAGED TO READ THE

REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING

THE DEFINITIVE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN  IMPORTANT

INFORMATION ABOUT THE PROPOSED MERGER. The definitive proxy  statement/prospectus has been mailed to shareholders of Exelis. Investors and security holders may obtain the documents free of charge at the

SEC’s web site, www.sec.gov, from Harris at its web site,  www.Harris.com, or from Exelis at its web site, www.Exelisinc.com, or

1650 Tysons Blvd. Suite 1700, McLean, VA 22102, attention: Corporate  Secretary.

Participants In Solicitation

Exelis and Harris and their respective directors and executive officers,  other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning  the proposed directors and executive officers of the combined company, Exelis’ and Harris’ respective directors and  executive officers and other participants in the proxy solicitation,

including a description of their interests, is included in the  definitive proxy statement/prospectus contained in the above?referenced Registration Statement on Form S?4 (Reg. No. 333?202539), as amended, and in

Exelis’ and Harris’ respective Form 10?Ks, as amended, for the  year ended December 31, 2014 in respect of Exelis and for the year ended June 27, 2014 in respect of Harris.

This communication shall not constitute an offer to sell or the  solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities  laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of  Section 10 of the Securities Act of 1933, as amended.